SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

SANCHEZ ENERGY CORPORATION

(Name of Issuer)

 Common Stock, par value $0.01 per share

(Title of Class of Securities)

7997OY 105

(CUSIP Number)

A.R. Sanchez, Jr.

1000 Main Street, Suite 3000

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons A. R. SANCHEZ, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 2,263,757

	8	Shared Voting Power: 4,005,695

	9	Sole Dispositive Power: 2,263,757

	10	Shared Dispositive Power: 4,005,695

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,269,452

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.32% (1)

14	Type of Reporting Person (See Instructions) IN

(1)   Calculation of percentage based on a total of 85,172,408 shares of common stock (the “Common Stock”) outstanding as reported by Sanchez Energy Corporation’s transfer agent as of April 23, 2018, plus the Awarded Shares (as defined herein), and the other percentage ownership calculations in this Schedule 13D are based on the aforementioned figure.

This Amendment No. 10 to Schedule 13D amends and/or restates the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 13, 2012, Amendment No. 2 to Schedule 13D filed with the SEC on June 26, 2012, Amendment No. 3 to Schedule 13D filed with the SEC on December 24, 2012, Amendment No. 4 to Schedule 13D filed with the SEC on February 8, 2013, Amendment No. 5 to Schedule 13D filed with the SEC on October 8, 2013, Amendment No. 6 to Schedule 13D filed with the SEC on July 1, 2014, Amendment No. 7 to Schedule 13D filed with the SEC on January 12, 2015, Amendment No. 8 to Schedule 13D filed with the SEC on March 10, 2017, and Amendment No. 9 to Schedule 13D filed with the SEC on April 27, 2017 (as amended or amended and restated thereby and hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Person (as defined below) of shares of Common Stock of the Issuer.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Effective April 17, 2018, a grant of restricted Common Stock was made to A. R. Sanchez, Jr., a citizen of the United States of America (referred to herein as the “Reporting Person”), of 506,231 shares of Common Stock (the “Awarded Shares”) pursuant to the Issuer’s Third Amended and Restated 2011 Long Term Incentive Compensation Plan (the “Plan”).  The Awarded Shares will vest in equal annual increments over a three-year period from April 17, 2018 (the “Restricted Stock Agreement”).  The Awarded Shares will also vest upon the occurrence of any of the following events: a Change of Control (as defined in the Plan), Qualifying Termination (as defined in the Restricted Stock Agreement), Constructive Termination (as defined in the Restricted Stock Agreement), or the Reporting Person’s death or Disability (as defined in the Plan).

The description contained in this Item 3 of the Awarded Shares, the Plan and the Restricted Stock Agreement is qualified in its entirety by reference to the full text of the foregoing, which is incorporated herein by reference and filed as an exhibit hereto.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the Common Stock reported in this Schedule 13D solely for investment purposes.  The Reporting Person may make additional purchases or dispositions of the Issuer’s securities either in the open market or in private transactions depending on the Reporting Person’s business, prospects, and financial condition, the market for the Issuer’s securities, general economic conditions, stock market conditions, and other future developments.

Except as described in this Schedule 13D, the Reporting Person does not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of this Schedule 13D.  The Reporting Person may change his plans or proposals in the future.  In determining from time to time whether to sell or dispose of the Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such Common Stock, the Reporting Person will take into consideration such factors it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person.  The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

Depending on these factors, and other factors that may arise in the future, the Reporting Person or any of his affiliates may be involved in matters specified in clauses (a) through (j) of Item 4 of this Schedule 13D and, depending on the facts and circumstances at such time and subject to applicable law, may formulate a plan with respect to such matters.  In addition, the Reporting Person may from time to time hold discussions with or make proposals to management of the Issuer, to its board of directors, to other stockholders of the Issuer or to third parties regarding such matters.

The information set forth in this Item 4 is subject to change, and there can be no assurances that the matters described in this Item 4 will occur or that the Reporting Person or other person or entity referred to herein will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)             The Reporting Person is the sole record owner of, and has sole voting and dispositive power over, an aggregate of 2,263,757 shares of Common Stock, or 2.64% of the Common Stock issued and outstanding (as used in this Item 5, the issued and outstanding shares of Common Stock is based on 85,172,408 shares of Common Stock issued and outstanding as of April 23, 2018, plus the Awarded Shares).

The Reporting Person is the sole trustee of the Alicia M. Sanchez Charitable Lead Annuity Trust (“CLAT”).  The Reporting Person may be deemed to share voting and dispositive power with CLAT over the 26,213 shares of Common Stock held by CLAT, or 0.03% of the Common Stock issued and outstanding.

The Reporting Person is co-trustee of each of the 1988 Trust No. 11, the 1988 Trust No. 12, the 1988 Trust No. 13 and the 1988 Trust No. 14 (collectively, the “1988 Trusts”).  Antonio R. Sanchez, III is a co-trustee, along with the Reporting Person, and beneficiary of 1988 Trust No. 11, and is the Chief Executive Officer of Sanchez Energy Corporation, a Delaware corporation (“Sanchez Energy”), an oil and gas exploration and production company; Ana Lee S. Jacobs is a co-trustee, along with the Reporting Person, and beneficiary of 1988 Trust No. 12, and is the Executive Vice President of Sanchez Oil & Gas Corporation (“SOG”); Eduardo A. Sanchez is a co-trustee, along with the Reporting Person, and beneficiary of 1988 Trust No. 13. Patricio D. Sanchez is a co-trustee, along with the Reporting Person, and beneficiary of 1988 Trust No. 14, and is the Chief Operating Officer of Sanchez Production Partners LP, a Delaware limited partnership, and an Executive Vice President of the Issuer.  The Reporting Person may be deemed to share voting and dispositive power with the applicable 1988 Trust and the applicable co-trustee named above over the 371,836; 371,836; 175,036; and 371,836 shares, respectively, of Common Stock held by the 1988 Trusts, or 0.44%; 0.44%; 0.21%; and 0.44%, respectively, of the Common Stock issued and outstanding.

Sanexco Ltd, a Texas limited partnership (“Sanexco”), is the sole record owner of 707,333 shares of Common Stock.  San Juan Oil & Gas No. 2, Ltd., a Texas limited partnership (“San Juan”), is the sole record owner of 707,333 shares of Common Stock.  Sanexco and San Juan are each controlled by their general partner, Sanchez Management Corporation, a Texas corporation (“SMC”), which is managed by the Reporting Person.  The Reporting Person may be deemed to share voting and dispositive power with Sanexco and SMC over the 707,333 shares of Common Stock held by Sanexco, or 0.83% of the Common Stock issued and outstanding. The Reporting Person may be deemed to share voting and dispositive power with San Juan and SMC over the 707,333 shares of Common Stock held by San Juan, or 0.83% of the Common Stock issued and outstanding.

The Reporting Person is the general partner of AEP Ltd. Partnership, a Texas limited partnership (“AEP”), the sole record owner of 474,800 shares of Common Stock.  The Reporting Person may be deemed to share voting and dispositive power with AEP over the 474,800 shares of Common Stock held by AEP, or 0.56% of the Common Stock issued and outstanding.

SOG is the sole record owner of 799,472 shares of Common Stock, or 0.94% of the Common Stock issued and outstanding.  SOG is managed by the Reporting Person and other members of the Sanchez family.  The Reporting Person may be deemed to share voting and dispositive power with Antonio R. Sanchez, III over the shares of Common Stock held by SOG.

The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by CLAT, each of the 1988 Trusts, Sanexco, San Juan, SMC, AEP, and SOG, respectively, except to the extent of his pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the shares of Common Stock held by these entities for purposes of Section 16 or for any other purpose.

The address of each other person or entity which shares, or may be deemed to share, voting or dispositive power over the shares of Common Stock reported herein is 1000 Main Street, Suite 3000, Houston, Texas 77002.  Such persons or entities are each citizens of, or formed or organized, within the United States of America and each has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Other than SOG, which is in the business of managing oil and natural gas properties on behalf of its affiliates, such entities are in the business of holding and/or managing investments and/or formed for estate planning purposes.

(c)           On March 2, 2018, the Reporting Person sold 19,618 shares of Common Stock, respectively, pursuant to a Rule 10b5-1 trading plan established by the Reporting Person and was used to satisfy the Reporting Person’s federal income tax obligations with respect to the vesting of equity awards.  Except as otherwise described in Item 3 of the Schedule 13D, there have been no reportable transactions with respect to the Common Stock by the Reporting Person during the past 60 days.

(d)           The Reporting Person has or may be deemed to have the right to receive dividends from, and the proceeds from the sale of, the respective shares of Common Stock reported by such person on the cover page of this Schedule 13D and in this Item 5.  Except for the foregoing and as described herein, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 17, 2018, the Compensation Committee of the Board of Directors of the Issuer approved new equity grants pursuant to the Plan to the Reporting Person.  In addition to the Awarded Shares, the Reporting Person received a grant of (i) a cash-settled performance phantom stock award and (ii) a stock-settled performance phantom stock award from the Company pursuant to the Plan, for 506,230 and 506,230 target phantom shares, respectively.

The awards will vest (if any) in annual increments over a three-year period performance period beginning on January 1, 2018 and ending on December 31, 2020 (the “performance period”) ranging from 0% to 200% of the target amount granted based on four performance criteria (the “Performance Measures”): (1) leverage metrics (net debt to EBITDAX ratio); (2) reserves replacement (reserve replacement ratio); (3) LOE/Boe (production expense divided by production); and (4) safety (TRIR) (“TRIR”) (SOG’s total recordable injuries related to performance of services for the Issuer multiplied by 200,000 and divided by the number of labor hours at SOG for services for the Issuer) for each calendar year in the performance period, subject to the Reporting Person’s continuous service with the Issuer or its affiliate through the applicable vesting date, which for each calendar year within the performance period will be a date within 60 days following the end of such calendar year.  Vested awards will be settled, in the case of the stock-settled awards, by the delivery of one share of Common Stock times the number of phantom shares that vest on the applicable vesting date, or, in the case of cash-settled awards, by the payment in cash of an amount equal to the fair market value of the Common Stock on the vesting date times the number of phantom shares that vest on the applicable vesting date and, in each case, as soon as reasonably practicable following the applicable vesting date, but in all events, no later than the end of the year in which the applicable vesting date occurs. The level of achievement of each of the Performance Measures for each calendar year within the performance period are weighted 30% (or 10% in the case of TRIR) to determine the number of phantom shares earned (if any) during that calendar year, and the overall results of each Performance Measure during a calendar year within a performance period are weighted by approximately 33% to determine the number of phantom shares earned (if any) during the entire performance period.

Notwithstanding the foregoing, if the Reporting Person’s continuous service is terminated prior to December 31, 2020 due to a Qualifying Termination (as defined in the performance phantom stock agreement), a Constructive Termination (as defined in the performance phantom stock agreement) or the Officer’s death or disability, the Officer will become vested in a pro-rated number of phantom shares determined as follows: (i) the number of phantom shares that would otherwise have vested on each remaining vesting date with respect to the performance period based on actual performance results for the applicable calendar year multiplied by (ii) a fraction, the numerator of which is the number of completed calendar days in the performance period prior to the date of such termination and the denominator of which is the total number of calendar days in the performance period. Upon a Change of Control (as defined in the Plan), the Officer will become vested in a number of phantom shares for each remaining calendar year during the performance period equal to the greater of (x) the number of phantom shares that would otherwise vest based on actual performance results for such calendar year determined as if the date of the Change of Control is the last day of each remaining calendar year or (y) the number of target phantom shares for each remaining calendar year, in which event vested phantom shares will be settled no later than the 15th day following the date of the Change of Control.

The Reporting Person also received a grant of 506,231 shares of phantom stock, payable only in cash, vesting in equal annual increments over a three-year period.  Upon the occurrence of any of the following events, each as defined in the phantom stock agreement, the award will vest automatically: a Change of Control, a Qualifying Termination, a Constructive Termination, or the participant’s death or disability.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A	Form of Performance Cash-Settled Phantom Stock Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K on April 23, 2018, and incorporated herein by reference).
Exhibit B	Form of Performance Share-Settled Phantom Stock Agreement (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K on April 23, 2018, and incorporated herein by reference).
Exhibit C	Form of Restricted Stock Agreement (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K on April 23, 2018, and incorporated herein by reference).
Exhibit D	Form of Phantom Stock Agreement (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K on April 23, 2018, and incorporated herein by reference).
Exhibit E	Third Amended and Restated 2011 Long Term Incentive Plan (incorporated by reference to the Issuer’s Current Report on Form 8-K on May 26, 2016, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 25, 2018

/s/ A. R. Sanchez, Jr.
A. R. SANCHEZ, JR.